# Gentex Corporation 2005 Annual Report



# Table of Contents



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# Introduction and Corporate Profile

Innovation tends to follow one of two paths. One path moves slowly... methodically... incrementally. Over the course of time, relatively minor changes and tweaks to existing technologies yield innovative results.

Call it *evolution*.

But every so often, innovation speeds forward at a frenetic pace, resulting in technologies that leapfrog existing products. The results are technologies never seen before that tend to change the paradigm, birth new industries, and forever alter our expectations. Because of these radical advancements, we never look at things quite the same way again.

Call it *revolution*.

Over the course of our history, Gentex has had its share of both evolutionary and revolutionary product innovations. Both are vital to our continued success in the increasingly competitive automotive environment.

On the pages that follow, we'll share insight into the innovations at work on your behalf, and that have helped Gentex become one of the most successful automotive suppliers in the industry's history.

REvolution

## FAST FACTS

Gentex develops advanced electro-optical products – electronic devices combining photoelectric sensors and related electronic circuitry. We're the world's leading supplier of electrochromic, automatic-dimming rearview mirrors for the automotive industry, and develop advanced smoke detectors and signaling devices for the commercial fire protection market.

**2005 Revenues:** $536.5 million

**Number of Employees:** 2,279

**Divisions:**

1. Automotive Products (96% of revenues)
2. Fire Protection Products (4% of revenues)

**Main Products:**

1. Automatic-dimming interior and exterior rearview mirrors and related electronic features
2. Smoke detectors, fire alarms and signaling devices

**Locations:**

1. The Company currently has three automotive facilities (plus one under construction) in Zeeland, Michigan, and automotive sales and engineering offices in Detroit; France; the United Kingdom; Sweden; Korea; China and two offices in Japan. In Germany, the Company has sales and engineering offices in Munich and Erlenbach. The Erlenbach facility also serves as the warehouse/distribution facility for the Company's automotive products in Europe.
2. The Fire Protection Group is headquartered in Zeeland, Michigan, and also has four regional sales offices in the United States.

# Take A Good Look In The Mirror

As you've probably already noticed, this annual report borrows heavily from the sketch books of Leonardo DaVinci, a famous Italian designer, painter, and futurist who was arguably ahead of his time. For centuries, his work has been inspirational to innovators and product designers around the world.





A little known point of interest: some speculate that DaVinci was left-handed and possibly dyslexic because he often wrote backwards, from right to left, requiring a mirror to decipher his notes. Others said he did it simply to throw off his lesser intellectual competition. We knew we liked him for some reason.

(Hold this page up to a mirror to read the text message above)

# Six-Year Financial Summary

| For the years ended December 31, | 2000 | 2001 |
|---|---|---|
| Net sales | $297,421 | $310,305 |
| Operating income | 90,411 | 82,059 |
| Net income | 70,544 | 65,217 |
| Earnings per share – diluted | $ 0.47 | $ 0.43 |
| Return on average equity | 19.6% | 14.8% |
| Weighted average shares outstanding – diluted | 151,036 | 151,744 |
| Number of shareholders[1] | 37,293 | 34,191 |
| Cash dividends declared per share | $ - | $ - |
| | | |
| Total assets | 428,129 | 506,823 |
| Working capital | 170,865 | 238,873 |
| Current ratio | 10:1 | 12:1 |
| | | |
| Cash, and short- and long-term investments | 291,459 | 338,415 |
| Plant and equipment – net | 81,920 | 110,862 |
| | | |
| Long-term debt, including current maturities | 0 | 0 |
| Shareholders' investment | 402,104 | 479,001 |
| Return on average assets | 18.4% | 14.0% |
| | | |
| Capital expenditures | 21,617 | 45,298 |
| Depreciation and amortization | 11,334 | 15,193 |
| | | |
| Market performance: high | $ 19.94 | $ 17.12 |
| low | $ 8.09 | $ 9.22 |
| | | |
| Number of employees | 1,639 | 1,768 |

[1] Includes registered and estimated "street name" shareholders.
In thousands, except current ratio, per share data, return on average equity, return on average assets, market performance data, number of employees and shareholders, and cash dividends paid.
All per share data have been adjusted to reflect the two-for-one stock split effected in the form of a 100 percent common stock dividend issued in May 2005
A 15-year summary of financial data is on pages 46 and 47.

**Net Sales** (in millions)



$600
450
300
150
0
2000
2001
2002
2003
2004
2005


**Net Income** (in millions)



$125
100
75
50
25
0
2000
2001
2002
2003
2004
2005


**Earnings Per Share**



$1.00
.75
.50
.25
0
2000
2001
2002
2003
2004
2005


| 2002 | 2003 | 2004 | 2005 | Change 2005 vs. 2004 |
|---|---|---|---|---|
| $395,258 | $469,019 | $505,666 | $536,484 | 6% |
| 115,200 | 146,575 | 150,066 | 136,295 | -9% |
| 85,771 | 106,761 | 112,657 | 109,528 | -3% |
| $ 0.56 | $ 0.69 | $ 0.72 | $ 0.70 | -3% |
| 16.3% | 16.8% | 15.3% | 13.5% | |
| 153,205 | 155,369 | 156,721 | 157,031 | 0% |
| 31,361 | 29,431 | 27,398 | 28,458 | 4% |
| $ - | $ 0.15 | $ 0.32 | $ 0.35 | 9% |
| 609,173 | 762,530 | 856,859 | 922,646 | 8% |
| 247,738 | 434,869 | 541,753 | 560,900 | 4% |
| 10:1 | 10:1 | 12:1 | 11:1 | |
| 419,010 | 539,223 | 617,054 | 639,539 | 4% |
| 124,983 | 126,807 | 135,649 | 164,030 | 21% |
| 0 | 0 | 0 | 0 | |
| 573,640 | 693,643 | 783,280 | 841,595 | 7% |
| 15.4% | 15.6% | 13.9% | 12.3% | |
| 32,561 | 22,248 | 30,535 | 53,533 | 75% |
| 18,632 | 20,426 | 21,741 | 23,823 | 10% |
| $ 16.75 | $ 22.49 | $ 23.54 | $ 20.32 | -14% |
| $ 11.76 | $ 11.95 | $ 15.10 | $ 15.38 | 2% |
| 1,926 | 2,012 | 2,094 | 2,279 | 9% |

## *To Our Shareholders:*

March 1, 2006

In last year's annual report, we wrote of all of the "excitement" and manufacturing challenges that our teams faced as we brought difficult-to-manufacture products to market utilizing newly acquired manufacturing skills. Well, 2005 was a year where we again faced many similar challenges, but also achieved some significant accomplishments. Once again, we have a large group of people to thank for their diligence and willingness to work long hours to get the job done – and get it done right.

During 2005, we once again showed that we can grow our automotive business, despite the very challenging environment in which we operate. Automotive net sales increased by six percent on an eight percent increase in mirror unit shipments, from 11.6 million to 12.6 million units, primarily reflecting increased penetration of interior and exterior auto-dimming mirrors on European vehicles. North American unit shipments increased by four percent, as growth in Asian transplant vehicle penetration was partially offset by reduced shipments to domestic automakers due to their lower production volumes, while offshore unit shipments increased by 12 percent during 2005. Light vehicle production was flat in North America and Europe in calendar 2005, and increased by five percent in the Japanese and Korean markets during that same time period, compared with calendar 2004.

The Company has successfully developed a very diversified customer base of automakers and now has far less reliance on automakers headquartered in North America. Gentex has been on a mission over the past ten years to gain more business with foreign automakers. Proof of our success in that area is the fact that three of our top four customers at the end of 2005 are headquartered outside North America, and include Toyota, DaimlerChrysler AG and BMW. Overall, the geographic breakdown on our automotive revenues is moving closer to being equally divided between North America, Europe and the Asia/Pacific regions, which is an enviable position for an auto supplier to be in. We have offices around the globe to support our activities, including satellite offices that we opened in Munich, Germany; Yokohama, Japan, and Landskrona, Sweden. We also recently opened our first office near Shanghai, China.

Since the production of all of our products that are sold around the world is in Zeeland, Michigan, now would be a good time to give you an update on the new facility that we are constructing adjacent to our existing headquarters building. The new production facility, which will be occupied in mid 2006, will be attached to our existing headquarters in Zeeland via a Technology Center that will house new engineering offices and laboratory facilities. We expect to be able to produce another eight to ten million mirror units in the new manufacturing area, which will bring our total mirror production plant capacity to nearly 25 million units, depending upon product mix.

A new technical center and manufacturing facility is currently under construction in Zeeland, Michigan.



During 2005, we picked up significant new business from both DaimlerChrysler AG (DCX) and General Motors (GM) that will roll out over the next several years. The Company negotiated extensions to its long-term agreements with both GM and DCX. At GM, Gentex will be sourced virtually all of the interior auto-dimming rearview mirror programs for GM and its worldwide affiliates through August 2009, except two low-volume models that had previously been awarded to a Gentex competitor under a lifetime contract. The new business includes the GMT360 program (which is the mid-size truck/SUV platform that previously did not offer auto-dimming mirrors). The new GM programs will be transferred to Gentex expeditiously but no later than the 2007 model year. At the time of the agreement, this new business was estimated to represent incremental auto-dimming mirror units in the range of 500,000 on an annualized basis.



New Mercedes "family" mirror

At DCX, the Company negotiated a three-year extension to its long-term agreement, whereby Gentex will be sourced virtually all interior and exterior auto-dimming mirror business at Mercedes and Chrysler through December 2009.

The Company also announced a number of new vehicle programs with other automakers that will offer our auto-dimming mirrors, including three-mirror auto-dimming systems on the Toyota Avalon and Sienna; the Citroen C6 luxury passenger car (a vehicle manufactured in France that is sold throughout Europe and the Asia/Pacific regions); the Volkswagen Touareg, and the Kia Opirus (a luxury passenger car manufactured and sold in Korea). In addition, the new Land Rover SUV called the LR3/Discovery will offer an auto-dimming interior mirror, as will the all-new Ford Focus in Europe and the Nissan Pathfinder SUV and Frontier Crew Cab pickup.

We view the new long-term contract extensions and all of this new business to be very positive for Gentex, and see some strong trends toward automakers offering three-mirror auto-dimming systems. We are very proud of these accomplishments, as we have worked many years to convince automakers of the importance of utilizing three-mirror auto-dimming systems on vehicles.

We continue to be pleased with the progress we're making and the market acceptance for SmartBeam®, the proprietary high-beam headlamp assist product that we introduced in the 2005 model year. We are currently shipping product in North America for the 2006 model year Cadillac STS, DTS and Escalade, and the 2006 Jeep Grand Cherokee, Jeep Commander, and the Jeep Grand Cherokee SRT8. We also are shipping SmartBeam for the BMW 5 Series, 6 Series and 7 Series for Europe and other selected regions. SmartBeam shipments for the Chrysler 300C Heritage began during the first quarter of 2006, with the remaining portion of the Chrysler 300C platform to offer SmartBeam for the 2007 model year in the summer of 2006.

BMW mirror with SmartBeam



We have equipped other European demonstration vehicles with the SmartBeam system, and the feedback from customers continues to be very positive. In addition, we have equipped demo vehicles in the Asia/Pacific region with the SmartBeam system, and hope to have follow-on programs in that region in the 2007/8 timeframe.

Gentex-designed lenses for the SmartBeam camera



All of these important accomplishments did not come without challenges – and significant ones. During 2005, we introduced a number of new product and manufacturing process technologies that proved to be quite difficult to implement. Some of these changes were driven by our customers or due to new regulatory requirements, and others were changes that we made that we expect to eventually make the Company far more productive and efficient. For instance, we have made a lot of progress in rolling out the manufacturing automation for our high-volume interior mirror lines over the past 12 months. Nearly every interior mirror line now utilizes those new, higher-yield processes, which we believe in the future will help us to offset the annual price reductions that have been a constant in the automotive industry.

During 2005, we did not meet our goals for offsetting customer price reductions with manufacturing improvements as we have over the past 10+ years, resulting in a lower-than-expected gross margin. The start-up challenges on certain exterior mirror production lines are taking longer to work through than the Company previously anticipated. Our people are working relentlessly to make the necessary improvements.

A large factor impacting our ability to improve upon our manufacturing yields in 2005 was that we have developed products that customers and consumers want (and that's a good thing), so we have been running "full out" for many months on those manufacturing lines. Because it's imperative not to miss a shipment to a customer, it has been difficult to fix issues on those lines while they are running "full out," and that's a problem that we're still dealing with today. But, we are working toward solutions, and have also purchased additional equipment to allow us to implement the required changes while still keeping pace with our customers' demands. And, given the increasing demand, we'll need the additional equipment for capacity in any case.

The other challenges we're facing that are negatively impacting margins are in the microelectronics area – where we produce the SmartBeam imagers. During 2005, we introduced a more robust, third-generation imager into the product and it is taking longer than we hoped to improve our yields, which is impacting our gross margin, since SmartBeam volumes are ramping up at the same time we're learning how to produce this new imager.

To sum this up, we have many new processes and product improvements that have been instituted (some as part of our continuous improvement efforts, and others by either regulatory or customer requirements) that are going to take some time to work through. We are, however, confident that we have a great group of people working on making those improvements, and they have shown us over the past 12 months what true "teamwork" is really all about.



Moving on to financial results, for calendar year 2005, the Company posted net income of $109.5 million on revenues of $536.5 million, compared with net income of $112.7 million on revenues of $505.7 million for calendar year 2004. Earnings per diluted share were 70 cents for calendar year 2005 compared with 72 cents for calendar 2004. (All per share data reflects the two-for-one stock split effected in the form of a 100 percent common stock dividend that became effective on May 9, 2005.)

In August 2005, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend of $0.09 per share until the Board takes other action with respect to the payment of dividends, which represented a six percent increase over the former quarterly dividend rate of $0.085 cents per share (post split). Based on current U.S. income tax laws, the Company intends to continue to pay a quarterly cash dividend at its current level and will consider future dividend increases based on the Company's profitability, cash flow and other business factors.

On October 8, 2002, the Company announced a share repurchase plan, under which it may purchase up to 8,000,000 shares (post-split) based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors that the Company deems appropriate. In July 2005, the Company announced that it had raised the price at which the Company may repurchase shares under the existing plan. Through the end of calendar 2005, we have repurchased approximately 2,326,000 shares, leaving approximately 5,674,000 shares authorized to be repurchased under the plan.

Revenues in the Company's Fire Protection Products Group increased by five percent to $23.7 million, primarily due to stronger sales of certain fire alarm and signal products. In 2005, the Company received Underwriters Laboratory (UL) listing on a new series of commercial residential smoke alarms. The Company feels this new product will fit well with new markets and customers. The new series of smoke alarms consists of four models and will be electrically powered or electrically powered with battery back-up. In addition, the Company also received UL listing for a new line of speaker strobes for commercial occupancies. The new speaker series will meet the requirements found on the national codes.

It's always nice to end these letters on a positive note. In December 2005, the Company reached an agreement with PPG Aerospace to work together to provide the variably dimmable windows for the passenger compartment on the new Boeing 787 Dreamliner series of aircraft. Gentex will ship about 100 windows for the passenger compartment of each 787. This is the first application for this technology that presented a business case attractive enough to merit the investment of our time and resources. We believe that the commercially viable market is currently limited to aerospace.



Photo courtesy of Boeing

Based on Boeing's production schedule, the value of this initial contract is worth approximately $50 million over the first five years once volume production begins, with the majority of that revenue attributable to Gentex under our agreement with PPG Aerospace. We began shipping prototypes early this year, and volume production is expected to begin during the second half of 2007.

This is not an exclusive agreement with Boeing, and other aircraft manufacturers have expressed interest in this technology. News on leveraging our electrochromic technology into other industries has been long awaited by our long-term shareholders. Stay tuned for more information on this exciting opportunity for the Company.

We know that it's been a challenging year for our shareholders and employees, and do thank all of you for your loyalty and patience as we work through these issues. We will continue to put in a 110 percent effort to maintain your confidence level in Gentex, and maximize our significant opportunities for the future.

Sincerely,

Fred T. Bauer

Fred T. Bauer
Chairman of the Board and
Chief Executive Officer

Garth Deur

Garth Deur
Executive Vice President



# Product Overview

When Gentex invented the world's first automatic-dimming mirror back in the early '80s, we spawned an entire new industry and revolutionized the manual rearview mirror.

Manual rearview mirrors have just two states – clear or dark – and have to be adjusted by the driver. The automatic-dimming mirror is variably dimmable – dimming only to the level of darkness necessary to eliminate glare – and uses light sensors and other electronic components to dim automatically, making nighttime driving safer.

Today, our auto-dimming mirrors have become home to a variety of sensors, microphones, displays, cameras, lights and a host of other advanced electronic features. As a result, the mirror is no longer simply a reflective surface, but a sophisticated electronic module that automakers use to deliver additional electronic content into the vehicle.

Even exterior auto-dimming mirrors are becoming a hotspot for new content, including turn signals, approach lighting, blind-spot indicators and other safety features.



Gentex Active Light Sensor (ALS)



Turn signal with side object detection (blind-spot indicator)

## GENTEX MIRROR FEATURES INCLUDE:

- Glare control
- Hands-free microphones
- Interior lighting
  - Map lights
  - Center console lighting
  - PRNDL lighting
- Displays (i.e. compass, temperature, etc.)
- Indicators (i.e. reverse park assist, blind-spot warning, etc.)
- Low-beam headlamp control sensors
- High-beam headlamp control image sensors
- HomeLink® Wireless Control System*
- Exterior mirror turn signals
- Exterior mirror approach lighting

** HomeLink is a registered trademark of Johnson Controls, Inc.*

# Exterior Automatic-Dimming Mirrors

2005 saw a surge in exterior automatic-dimming mirror innovation. Exterior mirrors currently represent approximately 30 percent of Gentex's total annual shipments, yet are currently available on only five percent of the world's vehicles. For this reason, and because every vehicle has two exterior mirrors, they obviously could play an important role in our future growth strategy.

## RAZOR™ TURN SIGNAL

Side-mirror turn signals are an extremely popular Gentex feature, and we've made them even more appealing with our all-new Razor design. The continuous-opening arrow shape (no more distinctly visible LEDs) provides an enhanced appearance and allows the signal, which comes in either amber or red, to be proportioned for virtually any exterior mirror shape or size. This allows the signals to be used on the mirrors of any type of vehicle, from large trucks and SUVs to compact sedans.



## CHROME RING

Gentex's "chrome ring" technology, which went into full-volume production this past year, uses new coatings and a uniquely designed bezel – the plastic ring that protects the mirror's outer edge – that's nearly invisible from the front. The result is an auto-dimming mirror with an enhanced appearance and increased field-of-view, as is now being required in certain countries.

Many Gentex customers plan to switch to chrome ring. Consequently, over the course of the next few years, our chrome-ring mirrors will comprise an increasing percentage of total exterior auto-dimming mirror unit shipments.



## DOOR ILLUMINATION

Over the past several years, Gentex has been developing a new product called "approach lighting" that makes entering and exiting the vehicle safer and more convenient. It consists of a small lighting module integrated into the exterior mirror subassembly and comprised of super-bright white LEDs that shine through the mirror glass and down the side of the vehicle, illuminating the door handle and entry area.

Approach lighting can also be combined with turn-signal indicators to deliver two unique features in one simple, cost-effective module.

Gentex through-the-glass approach lighting and turn signals are far superior to competitive solutions that integrate these features into the mirror housing, which results in larger, bulky exterior mirrors. Through-the-glass solutions also allow the light to be delivered exactly where it's needed.



Approach lighting





Turn indicator

# Interior Automatic-Dimming Mirrors

Interior automatic-dimming mirrors can be found on approximately 18 percent of the new vehicles produced annually worldwide. These active, crash-avoidance safety features eliminate rearview mirror glare and act as a platform for new technology.

## SMARTBEAM®

High beams are perhaps the most underutilized safety feature on vehicles today. Studies show that drivers use them less than 25 percent of the time in which conditions justify their use.

Enter SmartBeam, Gentex's high-beam headlamp assist system, which enhances a vehicle's forward visibility by optimizing high-beam usage. A miniature camera-on-a-chip image sensor looks forward of the vehicle, and if it's dark enough and no other traffic is present, the system turns on your high beams. Once the sensor detects headlights or taillights of other vehicles, it returns the headlamps to their low-beam state.

Gentex has been shipping mirrors with the SmartBeam feature to General Motors and DaimlerChrysler since 2004, and this past year, began shipping to BMW.



Gentex's SmartBeam system has opened the door to additional imager-based automotive features. Lane departure and back-up cameras are just two potential imaging applications that Gentex is currently researching.

### SMARTBEAM-EQUIPPED VEHICLES

**North America**

- Cadillac STS
- Cadillac DTS
- Cadillac Escalade
- Jeep Grand Cherokee
- Jeep Grand Cherokee SRT8
- Jeep Commander
- Chrysler 300C Heritage

**Europe**

- BMW 5 Series
- BMW 6 Series
- BMW 7 Series

**"And that beam is so intelligent it could probably fix Social Security: In my tests, it went on when the road darkened and off when another car approached. Not once was a human override necessary."**

Richard J. Newman, *U.S. News & World Report*, February 14, 2005

**"Whenever the lights of an oncoming car came into view, the lights on my test car's dimmed almost instantly."**

Herb Shuldiner, May 4, 2005, *The Houston Chronicle*

**"...the feature we enjoyed the most was Intellibeam* lamps. Set the controls in the overhead console and the bright beams go on at night to improve vision and dim when a vehicle approaches to keep from blinding the other motorists. And the magic happens on its own without fiddling with a light stalk."**

Jim Mateja, August 28, 2005, *Chicago Tribune*

**"...The device has been so successful that BMW is fitting it to its vehicles, the first in Europe to be so equipped."**

*The London Times*, November 10, 2005

** General Motors markets SmartBeam as "Intellibeam."*

## WHY PUT FEATURES OR SENSORS IN THE MIRROR?

Why has the mirror become home to so many additional electronic features?

- Lower Cost – New features can be added to the mirror cost effectively, eliminating the need to redesign and retool overhead consoles and/or instrument panels.
- Packaging Options – Adding features to the mirror allows automakers to differentiate between vehicle trim levels and the competition.
- Common Electronics – Auto-dimming mirrors share many electronic components with the other features they carry.
- Superior Performance – The mirror's location – up high on the windscreen – affords a clear view of sky and road ahead, making it a great location for sensors, cameras, microphones, radio-frequency controlled transceivers, etc.
- Superior Styling – The mirror assembly can be used to house and route the wires from additional features (i.e. rain and humidity sensors), which prevents the windscreen from becoming cluttered with components.
- Safety – Viewing and interacting with the mirror requires minimal eye movement because it's in the driver's natural line of sight.
- Quick-to-Market – Mirrors typically have a shorter development cycle than other vehicle components, and often can be designed independently from the rest of the vehicle.
- Consistent Location – The mirror is in a common location across vehicle platforms, making it easier for drivers to locate various features.
- Service – The mirror's location makes service and system diagnostics easy.
- Flexibility – Easy to update (may help vehicles retain higher residual values); possible dealer accessory programs.



Park assist display

# *The Future*

The Gentex auto-dimming mirror continues to be a focal point for innovative automotive safety and convenience features, and is a unique and valuable piece of real estate on every vehicle. New displays, camera-based features and unique lighting products are just some of the technologies we're currently working on.

Over the years, the evolution of the rearview mirror has triggered revolutionary innovation, and we plan to be at the forefront of this movement for years to come.

A SmartBeam wafer comprised of hundreds of individual SmartBeam imagers



# Financials

# Management's Discussion and Analysis of Results of Operations and Financial Condition

The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of each such item from that in the indicated previous year.

| Year Ended December 31 | **2005** | 2004 | 2003 | 2005-2004 | 2004-2003 |
|---|---|---|---|---|---|
| Net Sales | **100.0%** | 100.0% | 100.0% | 6.1% | 7.8% |
| Cost of Goods Sold | **63.0** | 58.9 | 58.1 | 13.4% | 9.3% |
| Gross Profit | **37.0** | 41.1 | 41.9 | (4.4) | 5.7 |
| Operating Expenses: | | | | | |
| Engineering, Research and Development | **6.5** | 6.1 | 5.7 | 13.7 | 15.9 |
| Selling, General and Administrative | **5.1** | 5.3 | 5.0 | 1.6 | 15.2 |
| Total Operating Expenses | **11.6** | 11.4 | 10.7 | 8.1 | 15.5 |
| Operating Income | **25.4** | 29.7 | 31.2 | (9.2) | 2.4 |
| Other Income | **4.4** | 3.1 | 2.5 | 50.6 | 35.2 |
| Income Before Provision for Income Taxes | **29.8** | 32.8 | 33.7 | (3.5) | 4.8 |
| Provision for Income Taxes | **9.4** | 10.5 | 10.9 | (5.1) | 3.3 |
| Net Income | **20.4%** | 22.3% | 22.8% | (2.8)% | 5.5% |

## RESULTS OF OPERATIONS: 2005 to 2004

**Net Sales.** Automotive net sales increased by 6% on an 8% increase in mirror shipments, from 11,640,000 to 12,570,000 units, primarily reflecting increased penetration of interior and exterior auto-dimming mirrors on European vehicles. North American mirror unit shipments increased by 4%, as growth in Asian transplant vehicle penetration was partially offset by reduced shipments to domestic automakers due to their lower production volumes, while overseas unit shipments increased by 12% during 2005. Net sales of the Company's fire protection products increased 5%, primarily due to stronger sales of certain fire alarm and signal products.

**Cost of Goods Sold.** As a percentage of net sales, cost of goods sold increased from 59% to 63% primarily reflecting annual and other automotive customer price reductions, product mix, higher fixed overhead expenses, and yield issues on certain new exterior mirror production lines and in the microelectronics manufacturing area. Each factor is estimated to have impacted cost of goods sold by approximately 1-2%.

**Operating Expenses.** Engineering, research and development expenses increased approximately $4,226,000, and increased from 6% to 7% of net sales, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics, and new vehicle programs. Selling, general and administrative expenses increased approximately $441,000, but remained at 5% of net sales, primarily reflecting the continued expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth, partially offset by a reduction in state taxes.

**Other Income – Net.** Investment income increased $9,648,000 in 2005, primarily due to increased year-end mutual fund distribution income and increased interest income due to higher interest rates. Other income decreased $1,714,000 in 2005, primarily due to decreased realized gains on the sale of equity investments.

**Taxes.** The provision for federal income taxes varied from the statutory rate in 2005 primarily due to Extra Territorial Income Exclusion Act exempted taxable income from increased foreign sales.

**Net Income.** Net income decreased by 3%, primarily reflecting the decreased gross margin partially offset by increased other income in 2005.

## RESULTS OF OPERATIONS 2004 TO 2003

**Net Sales.** Automotive net sales increased by 8% on a 13% increase in mirror shipments, from 10,260,000 to 11,640,000 units, primarily reflecting increased penetration on European vehicles for base interior auto-dimming mirrors. North American unit shipments increased by 3%, as growth in Asian transplant vehicle penetration was mostly offset by reduced shipments to General Motors, the Company's largest customer, as North American light vehicle production declined by 1% in 2004 compared to 2003. Overseas unit shipments increased by 26% during 2004 due to increased penetration, despite a 1% decline in Western Europe light vehicle production. During 2004, approximately 10% of the Company's net sales were invoiced and paid in European euros. Net sales of the Company's fire protection products decreased 1%, primarily due to the continuing weak commercial construction market in the United States.

**Cost of Goods Sold.** As a percentage of net sales, cost of goods sold increased from 58% to 59%, primarily reflecting annual automotive customer price reductions and product mix, partially offset by improved productivity. Each factor is estimated to have impacted cost of goods sold by approximately 1-2%.

**Operating Expenses.** Engineering, research and development expenses increased approximately $4,220,000, but remained at 6% of net sales, primarily due to additional staffing for new electronic product development, including SmartBeam and telematics. Selling, general and administrative expenses increased approximately $3,534,000, but remained at 5% of net sales, primarily reflecting the continued expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth, as well as the stronger euro exchange rate.

**Other Income - Net.** Investment income increased $401,000 in 2004, primarily due to increased mutual fund distribution income, partially offset by lower interest rates due to shorter average maturities. Other income increased $3,677,000 in 2004, primarily due to realized gains on the sale of equity investments.

**Taxes.** The provision for federal income taxes varied from the statutory rate in 2004 primarily due to Extra Territorial Income (ETI) Exclusion Act exempted taxable income from increased foreign sales. The effective income tax rate decreased from 32.5% in the first half of 2004 to 31.5% in the second half of 2004, primarily due to the ETI tax benefit from increased foreign sales.

**Net Income.** Net income increased by 6%, primarily reflecting the increased gross margin due to higher sales as well as the increase in other income in 2004.

## LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition throughout the periods presented has remained very strong.

The Company's current ratio decreased from 11.7 as of December 31, 2004, to 10.7 as of December 31, 2005, primarily as a result of the increase in accounts payable, primarily due to construction of its new facility.

Cash flow from operating activities for the year ended December 31, 2005, decreased $5,124,000 to $126,244,000, compared to $131,368,000 for the same period last year, primarily due to decreased net income. Capital expenditures for the year ended December 31, 2005, increased to $53,533,000, compared to $30,535,000 for the same period last year, primarily due to construction of the new facilities. The Company currently anticipates capital expenditures of approximately $40-45 million for new facilities and equipment during 2006, financed from existing cash reserves.

Cash and cash equivalents as of December 31, 2005, increased approximately $44,143,000 compared to December 31, 2004, primarily due to maturities of short-term investments.

Inventories as of December 31, 2005, increased approximately $9,236,000 compared to December 31, 2004. The increase was primarily due to higher sales and production levels, increased purchases of overseas glass and electronic parts, and increased shipments through its distribution facility in Germany.

The increase in plant and equipment as of December 31, 2005, compared to December 31, 2004, is primarily due to the construction of the new facilities and new manufacturing equipment.

Management considers the Company's working capital of approximately $560,899,000 and long-term investments of approximately $132,525,000 at December 31, 2005, together with internally generated cash flow and an unsecured $5,000,000 line of credit from a bank, to be sufficient to cover anticipated cash needs for the next year and for the foreseeable future.

## LIQUIDITY AND CAPITAL RESOURCES (continued)

On October 8, 2002, the Company announced a share repurchase plan, under which it may purchase up to 8,000,000 shares (post-split) based on a number of factors, including market conditions, the market price of the Company's common stock, anti-dilutive effect on earnings, available cash and other factors that the Company deems appropriate. On July 20, 2005, the Company announced that it had raised the price at which the Company may repurchase shares under the existing plan. During the quarter ended March 31, 2003, the Company repurchased 830,000 shares (post-split) at a cost of approximately $10,247,000. During the quarter ended September 30, 2005, the Company repurchased approximately 1,496,000 shares at a cost of approximately $25,215,000. Approximately 5,674,000 shares remain authorized to be repurchased under the plan.

## INFLATION, CHANGING PRICES AND OTHER

The Company generally supplies auto-dimming mirrors to its customers worldwide under annual blanket purchase orders. During 2005, the Company negotiated an extension to its long-term agreement with General Motors (GM) in the ordinary course of the Company's business. Under the extension, the Company will be sourced virtually all the interior auto-dimming rearview mirrors programs for GM and its worldwide affiliates through August 2009, except for two low-volume models that had previously been awarded to a competitor under a lifetime contract. The new business also includes the GMT360 program, which is the mid-size truck/SUV platform that previously did not offer auto-dimming mirrors. The GM programs will be transferred to the Company by no later than the 2007 model year. We currently estimate that this new business represents incremental auto-dimming mirror units in the range of 500,000 on an annualized basis. The Company also negotiated a price reduction for the GM OnStar® feature in its auto-dimming mirrors, effective January 1, 2005, in connection with GM's stated plan to make their OnStar system standard across their vehicle models over the next several years.

During 2005, the Company negotiated an extension to its long-term agreement with DaimlerChrysler in the ordinary course of the Company's business. Under the extension, the Company will be sourced virtually all Mercedes and Chrysler interior and exterior auto-dimming rearview mirrors through December 2009. The Company's exterior auto-dimming mirror sub-assemblies are supplied by means of sales to exterior mirror suppliers.

The Company currently expects that auto-dimming mirror unit shipments will be approximately 10% percent higher in calendar 2006 compared with calendar 2005. These estimates are based on light vehicle production forecasts in the regions to which the Company ships product, as well as the estimated option rates for its mirrors on prospective vehicle models.

The Company utilizes the light vehicle production forecasting services of CSM Worldwide, and CSM's current forecasts for light vehicle production for calendar 2006 are approximately 15.7 million units for North America, 20.2 million for Europe and 14.1 million for Japan and Korea.

The Company does not have any significant off-balance sheet arrangements or commitments that have not been recorded in its consolidated financial statements.

## MARKET RISK DISCLOSURE

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, which currently are not significant. Because the Company sells its automotive mirrors throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Most of the Company's non-U.S. sales are invoiced and paid in U.S. dollars; during 2005, approximately 9% of the Company's net sales were invoiced and paid in European euros. The Company currently expects that approximately 12% of the Company's net sales in 2006 will be invoiced and paid in European euros. The Company does not currently engage in hedging activities.

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at fair value (000,000), and average interest rates are as follows:

| | 2006 | 2007 | 2008 | 2009-2010 | Total Balance as of December 31, **2005** | 2004 |
|---|---|---|---|---|---|---|
| U.S. Government | | | | | | |
| Amount | $23.0 | - | - | - | **$23.0** | $65.2 |
| Average Interest Rate | 4% | - | | | **4%** | 2% |
| Municipal | | | | | | |
| Amount | - | - | - | - | - | $ 4.0 |
| Average Interest Rate* | - | - | | | - | 2% |
| Certificates of Deposit | | | | | | |
| Amount | $26.2 | - | - | - | **$26.2** | $32.0 |
| Average Interest Rate | 4% | - | - | | **4%** | 3% |
| Corporate | | | | | | |
| Amount | $16.9 | - | - | $0.3 | **$17.2** | $ 3.5 |
| Average Interest Rate | 6% | - | | 8% | **7%** | 7% |
| Other | | | | | | |
| Amount | $ 1.2 | - | - | - | **$ 1.2** | $ 1.1 |
| Average Interest Rate | 3% | | | | **3%** | 3% |

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies trading on the U.S. stock markets.

## CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

| | Total | Less than 1 Year | 1-3 Years | After 3 Years |
|---|---|---|---|---|
| Long-term debt | $ - | $ - | $ - | $ - |
| Operating leases | 1.1 | 0.6 | 0.4 | 0.1 |
| Purchase obligations* | 43.5 | 43.5 | - | - |
| Dividends payable | 14.0 | 14.0 | - | - |
| | $58.6 | $58.1 | $0.4 | $0.1 |

*Primarily for inventory parts and capital equipment.

## CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The policies described below represent those that are broadly applicable to its operations and involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related amounts.

**Revenue Recognition.** The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, as amended. Accordingly, revenue is recognized based on the terms of the customer purchase order that indicates title to the product and risk of ownership passes to the customer upon shipment. Sales are shown net of returns, which have not historically been significant. The Company does not generate sales from sale arrangements with multiple deliverables.

**Inventories.** Estimated inventory allowances for slow-moving and obsolete inventories are based on current assessments of future demands, market conditions and related management initiatives. If market conditions or customer requirements change and are less favorable than those projected by management, inventory allowances are adjusted accordingly.

**Investments.** The Company's investment committee regularly reviews its fixed income and equity investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in income. Management uses criteria such as the period of time that securities have been in an unrealized loss position, types of securities and their related industries, as well as published investment ratings and analyst reports to evaluate their portfolio. Management considers the unrealized losses at December 31, 2005, to be temporary in nature.

**Self Insurance.** The Company is self-insured for health and workers' compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

# Risk Factors

**Safe Harbor for Forward-Looking Statements.** This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's belief, assumptions, current expectations, estimates and projections about the global automotive industry, the economy and the Company itself. Words like "anticipates," "believes," "confident," "estimates," "expects," "forecast," "likely," "plans," "projects," and "should," and variations of such words and similar expressions identify forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, expense, likelihood and degree of occurrence. These risks include, without limitation, employment and general economic conditions, the pace of economic recovery in the U.S. and in international markets, the pace of automotive production worldwide, the types of products purchased by customers, competitive pricing pressures, currency fluctuations, the financial strength of the Company's customers, the mix of products purchased by customers, the ability to continue to make product innovations, the success of certain products, other risks and uncertainties described herein and other risks identified in the Company's filings with the Securities and Exchange Commission. Therefore, actual results and outcomes may materially differ from what is expressed or forecasted. Furthermore, the Company undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

The following risk factors, together with all other information provided in this Annual Report, should be carefully considered.

**Automotive Industry.** 96% of our net sales are to customers within the automotive industry. Supplying products to the automotive industry involves increasing financial and production stresses due to continuing pricing pressures, lower domestic production levels, overcapacity, supplier bankruptcies, and commodity material cost increases. Automakers are experiencing increased volatility and uncertainty in executing planned new programs which have, in some cases, resulted in cancellation or delays of new vehicle platforms, package reconfigurations and inaccurate volume forecasts. This increased volatility and uncertainty has made it more difficult for us to forecast future sales and effectively utilize capital, engineering, research and development, and human resource investments.

**Key Customers.** We have a few large customers, including four customers which each account for 10% or more of our annual net sales – General Motors Corporation, Toyota Motor Corporation, DaimlerChrysler AG and BMW. The loss of all or a substantial portion of the sales to any of these customers would have a material adverse effect on our sales, margins, profitability and, as a result, our share price. Effective October 1, 2003, General Motors Corporation, our largest customer, began including a 30-day escape clause into its contracts in the event its suppliers are not competitive on pricing. Effective January 1, 2004, Ford Motor Company began imposing new contract terms, including the right to terminate a supplier contract for any or no reason, etc.

**Pricing Pressures.** In addition to price reductions over the life of its long-term agreements, we continue to experience pricing pressures from our automotive customers and competitors, which have affected, and which will continue to affect our margins to the extent that we are unable to offset the price reductions with productivity and manufacturing yield improvements, engineering and purchasing cost reductions, and increases in sales volume. In addition, profit pressures at certain automakers are resulting in increased cost reduction efforts by them, including requests for additional price reductions, decontenting certain features from vehicles, and warranty cost-sharing programs, any of which could adversely impact our sales growth, margins, profitability and, as a result, our share price.

**Credit Risk.** In light of the financial stresses within the worldwide automotive industry, certain automakers and tier one mirror customers have already declared bankruptcy or may be considering bankruptcy. Should one or more of our larger customers declare bankruptcy, it could adversely impact the collectibility of our accounts receivable, bad debt expense and net income.

**Supply Chain Disruptions.** Due to the just-in-time supply chains within the automotive industry, a disruption in a supply chain caused by an unrelated supplier due to bankruptcy, work stoppages, strikes, etc. could disrupt our shipments to one or more automaker customers, which could adversely affect our sales, margins, profitability and, as a result, our share price.

**Competition.** We recognize that Magna Donnelly, our main competitor and wholly-owned subsidiary of Magna International, is considerably larger than the Company and may present a more formidable competitive threat in the future. Our future growth and success will depend on the ability to compete in our highly competitive markets.

**New Technology and Product Development.** We continue to invest a significant portion of our annual sales in engineering, research and development projects. Should these efforts ultimately prove unsuccessful, our sales, net income and, as a result, our share price will be adversely affected.

**Intellectual Property.** We believe that our patents and trade secrets provide us with a significant competitive advantage in automotive rearview mirrors. The loss of any significant combination of patents and trade secrets could adversely affect our sales, margins, profitability and, as a result, share price.

**Other.** Other issues and uncertainties which could adversely impact our sales, margins, profitability and, as a result, our share price include:

- Changes in worldwide economic conditions, currency exchange rates, war or significant terrorist acts, which could affect worldwide automotive sales and production levels.
- Changes in the commodity prices of the materials used in our products. We continue to experience some pressure for select raw material cost increases.
- Our ability to attract or retain key employees to operate our manufacturing facilities and corporate office. We are dependent on the services of our management team. Losing one or more key members of our management team could adversely affect our operations. We do not maintain key man life insurance on any of our officers or directors.
- Success of the Company's strategic and operating plans to properly direct the Company, including continuing to obtain new business.

**Anti-takeover Provisions.** Our articles of incorporation and bylaws, the laws of Michigan, and our Shareholder Protection Rights Plan include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

**Fluctuations in Market Price.** The market price for our common stock has fluctuated, ranging between $15.38 and $20.32 for 2005. The overall market and the price of our common stock may continue to fluctuate. There may be a significant impact on the market price for our common stock due to, among other things:

- variations in our anticipated or actual operating results or the results of our competitors;
- changes in investors' or analysts' perceptions of the risks and conditions of our business;
- the size of the public float of our common stock;
- market conditions, and
- general economic conditions.

# Consolidated Balance Sheets

## As of December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | **$439,681,693** | $395,538,719 |
| Short-term investments | **67,331,928** | 99,341,541 |
| Accounts receivable | **60,924,437** | 56,092,330 |
| Inventories | **39,836,822** | 30,600,789 |
| Prepaid expenses and other | **11,212,647** | 11,035,715 |
| Total current assets | **618,987,527** | 592,609,094 |
| **Plant and Equipment:** | | |
| Land, buildings and improvements | **57,544,173** | 56,434,237 |
| Machinery and equipment | **196,878,770** | 176,798,924 |
| Construction-in-process | **40,858,633** | 14,485,664 |
| | **295,281,576** | 247,718,825 |
| Less-Accumulated depreciation and amortization | **(131,251,235)** | (112,069,706) |
| | **164,030,341** | 135,649,119 |
| **Other Assets** | | |
| Long-term investments | **132,524,966** | 122,174,030 |
| Patents and other assets, net | **7,102,968** | 6,427,185 |
| | **139,627,934** | **128,601,215** |
| | **$922,645,802** | **$856,859,428** |
| **LIABILITIES AND SHAREHOLDERS' INVESTMENT** | | |
| **Current Liabilities:** | | |
| Accounts payable | **$ 23,607,927** | $ 19,849,569 |
| Accrued liabilities: | | |
| Salaries, wages and vacation | **3,798,648** | 3,433,657 |
| Income taxes | **2,739,364** | 548,579 |
| Royalties | **7,467,491** | 6,689,723 |
| Dividends declared | **14,043,959** | 13,237,348 |
| Other | **6,430,870** | 7,097,382 |
| Total current liabilities | **58,088,259** | 50,856,258 |
| **Deferred Income Taxes** | **22,962,168** | 22,723,198 |
| **Shareholders' Investment:** | | |
| Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding | **-** | - |
| Common stock, par value $.06 per share; 400,000,000 shares authorized | **9,362,639** | 4,672,005 |
| Additional paid-in capital | **194,476,306** | 175,266,114 |
| Retained earnings | **623,301,775** | 591,546,326 |
| Deferred compensation | **(4,847,659)** | (5,407,851) |
| Accumulated other comprehensive income: | | |
| Unrealized gain on investments | **18,795,360** | 15,558,180 |
| Cumulative translation adjustment | **506,954** | 1,645,198 |
| Total shareholders' investment | **841,595,375** | 783,279,972 |
| | **$922,645,802** | $856,859,428 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Income

## For the years ended December 31, 2005, 2004 and 2003

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Net Sales** | **$536,483,974** | $505,666,335 | $469,019,365 |
| **Cost of Goods Sold** | **337,843,632** | 297,920,747 | 272,518,466 |
| Gross profit | **198,640,342** | 207,745,588 | 196,500,899 |
| **Operating Expenses:** | | | |
| Engineering, research and development | **35,059,401** | 30,833,627 | 26,613,770 |
| Selling, general and administrative | **27,286,404** | 26,845,748 | 23,311,853 |
| Total operating expenses | **62,345,805** | 57,679,375 | 49,925,623 |
| Income from operations | **136,294,537** | 150,066,213 | 146,575,276 |
| **Other Income:** | | | |
| Interest and dividend income | **20,289,908** | 10,642,129 | 10,241,276 |
| Other, net | **3,310,066** | 5,024,176 | 1,347,643 |
| Total other income | **23,599,974** | 15,666,305 | 11,588,919 |
| Income before provision for income taxes | **159,894,511** | 165,732,518 | 158,164,195 |
| **Provision for Income Taxes** | **50,367,000** | 53,076,000 | 51,403,000 |
| **Net Income** | **$109,527,511** | $112,656,518 | $106,761,195 |
| **Earnings Per Share:** | | | |
| Basic | **$ 0.70** | $ 0.73 | $ 0.70 |
| Diluted | **$ 0.70** | $ 0.72 | $ 0.69 |
| **Cash Dividends Declared per Share** | **$ 0.35** | $ 0.32 | $ 0.15 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Shareholders' Investment

## For the years ended December 31, 2005, 2004 and 2003

| | Common Stock Shares | Common Stock Amount |
|---|---|---|
| BALANCE AS OF DECEMBER 31, 2002 | 76,221,370 | $4,573,282 |
| Issuance of common stock and the tax benefit of stock plan transactions | 1,234,446 | 74,067 |
| Repurchases of common stock | (415,000) | (24,900) |
| Dividends declared ($0.15 per share) | - | - |
| Amortization of deferred compensation | - | - |
| Comprehensive income: | | |
| Net income | - | - |
| Other comprehensive income (loss): | | |
| Foreign currency translation adjustment | - | - |
| Unrealized gain on investments, net of tax of $9,559,401 | - | - |
| Other comprehensive income | - | - |
| Comprehensive income | - | - |
| BALANCE AS OF DECEMBER 31, 2003 | 77,040,816 | 4,622,449 |
| Issuance of common stock and the tax benefit of stock plan transactions | 825,935 | 49,556 |
| Dividends declared ($0.32 per share) | - | - |
| Amortization of deferred compensation | - | - |
| Comprehensive income: | | |
| Net income | - | - |
| Other comprehensive income (loss): | | |
| Foreign currency translation adjustment | - | - |
| Unrealized gain on investments, net of tax of $2,098,093 | - | - |
| Other comprehensive income | - | - |
| Comprehensive income | | |
| BALANCE AS OF DECEMBER 31, 2004 | 77,866,751 | 4,672,005 |
| **Issuance of common stock and the tax benefit of stock plan transactions** | **1,652,948** | **99,177** |
| **2-for-1 common stock split** | **78,020,342** | **4,681,221** |
| **Repurchases of common stock** | **(1,496,059)** | **(89,764)** |
| **Dividends declared ($0.35 per share)** | - | - |
| **Amortization of deferred compensation** | - | - |
| **Comprehensive income:** | | |
| **Net income** | - | - |
| **Other comprehensive income (loss):** | | |
| **Foreign currency translation adjustment** | - | - |
| **Unrealized gain on investments, net of tax of $1,743,097** | - | - |
| **Other comprehensive income** | - | - |
| **Comprehensive income** | - | - |
| **BALANCE AS OF DECEMBER 31, 2005** | **156,043,982** | **$9,362,639** |

The accompanying notes are an integral part of these consolidated financial statements.

| Additional Paid-In Capital | Comprehensive Income (Loss) | Retained Earnings | Deferred Compensation | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Investment |
|---|---|---|---|---|---|
| $123,923,391 | | $454,201,443 | ($3,042,935) | ($6,014,819) | $573,640,362 |
| 29,631,534 | | - | (2,733,723) | - | 26,971,878 |
| (680,600) | | (9,541,310) | - | - | (10,246,810) |
| - | | (23,062,503) | - | - | (23,062,503) |
| - | | | 1,118,208 | - | 1,118,208 |
| - | $106,761,195 | 106,761,195 | - | - | 106,761,195 |
| - | 707,827 | - | - | - | - |
| - | 17,753,174 | - | - | - | - |
| - | 18,461,001 | - | - | 18,461,001 | 18,461,001 |
| - | $125,222,196 | - | - | - | - |
| 152,874,325 | | 528,358,825 | (4,658,450) | 12,446,182 | 693,643,331 |
| 22,391,789 | | - | (2,323,123) | - | 20,118,222 |
| - | | (49,469,017) | - | - | (49,469,017) |
| - | | - | 1,573,722 | - | 1,573,722 |
| - | $112,656,518 | 112,656,518 | - | - | 112,656,518 |
| - | 860,738 | - | - | - | - |
| - | 3,896,458 | - | - | - | - |
| - | 4,757,196 | - | - | 4,757,196 | 4,757,196 |
| | $117,413,714 | | | | |
| 175,266,114 | | 591,546,326 | (5,407,851) | 17,203,378 | 783,279,972 |
| **25,641,802** | | **-** | **(1,069,507)** | **-** | **24,671,472** |
| **(4,681,221)** | | **-** | **-** | **-** | **-** |
| **(1,750,389)** | | **(23,374,420)** | **-** | **-** | **(25,214,573)** |
| **-** | | **(54,397,642)** | **-** | **-** | **(54,397,642)** |
| **-** | | **-** | **1,629,699** | **-** | **1,629,699** |
| **-** | **$109,527,511** | **109,527,511** | **-** | **-** | **109,527,511** |
| **-** | **(1,138,244)** | **-** | **-** | **-** | **-** |
| **-** | **3,237,180** | **-** | **-** | **-** | **-** |
| **-** | **2,098,936** | **-** | **-** | **2,098,936** | **2,098,936** |
| **-** | **$111,626,447** | **-** | **-** | **-** | **-** |
| **$194,476,306** | | **$623,301,775** | **($4,847,659)** | **$19,302,314** | **$841,595,375** |

# Consolidated Statements of Cash Flows

## For the years ended December 31, 2005, 2004 and 2003

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | **$109,527,511** | $112,656,518 | $106,761,195 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **23,823,327** | 21,740,832 | 20,426,207 |
| Loss on disposal of assets | **420,522** | 88,679 | 75,626 |
| Gain on sale of investments | **(5,710,679)** | (5,655,756) | ( 5,181,804) |
| Loss on sale of investments | **2,511,060** | 2,351,347 | 6,228,566 |
| Deferred income taxes | **(2,172,589)** | 2,403,593 | 1,951,787 |
| Amortization of deferred compensation | **1,629,699** | 1,573,722 | 1,118,208 |
| Tax benefit of stock plan transactions | **3,180,230** | 3,511,622 | 5,511,458 |
| Change in operating assets and liabilities: | | | |
| Accounts receivable | **(4,832,107)** | 2,863,493 | ( 23,065,443) |
| Inventories | **(9,236,033)** | (9,662,093) | ( 3,196,687) |
| Prepaid expenses and other | **491,532** | 627,997 | (3,910,441) |
| Accounts payable | **3,758,358** | 1,590,458 | 6,465,385 |
| Accrued liabilities | **2,853,627** | (2,721,956) | 3,398,938 |
| Net cash provided by operating activities | **126,244,458** | 131,368,456 | 116,582,995 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Activity in held-to-maturity securities: | | | |
| Sales proceeds | **-** | - | - |
| Maturities and calls | **-** | - | 57,571,539 |
| Purchases | **-** | - | ( 122,262,019) |
| Activity in available-for-sale securities: | | | |
| Sales proceeds | **30,057,962** | 31,101,380 | 120,578,082 |
| Maturities and calls | **101,159,061** | 78,792,849 | 91,489,195 |
| Purchases | **(101,378,452)** | (105,551,220) | ( 87,494,979) |
| Plant and equipment additions | **(53,533,235)** | (30,535,174) | ( 22,248,009) |
| Proceeds from sale of plant and equipment | **1,141,013** | 56,500 | 72,000 |
| Increase in other assets | **(2,046,876)** | (1,001,902) | ( 167,174) |
| Net cash provided by (used for) investing activities | **(24,600,527)** | (27,137,567) | 37,538,635 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Issuance of common stock from stock plan transactions | **21,491,243** | 16,606,601 | 21,460,422 |
| Cash dividends paid | **(53,777,627)** | (47,961,742) | (11,506,382) |
| Repurchases of common stock | **(25,214,573)** | 0 | (10,246,810) |
| Net cash provided by (used for) financing activities | **(57,500,957)** | (31,355,141) | (292,770) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | **44,142,974** | 72,875,748 | 153,828,860 |
| **CASH AND CASH EQUIVALENTS, Beginning of year** | **395,538,719** | 322,662,971 | 168,834,111 |
| **CASH AND CASH EQUIVALENTS, End of year** | **$439,681,693** | $395,538,719 | $322,662,971 |

The accompanying notes are an integral part of these consolidated financial statements.

# Notes to Consolidated Financial Statements

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

**The Company.** Gentex Corporation designs, develops, manufactures and markets proprietary electro-optical products: automatic-dimming rearview mirrors for the automotive industry and fire protection products for the commercial building industry. A substantial portion of the Company's net sales and accounts receivable result from transactions with domestic and foreign automotive manufacturers and tier one suppliers. The Company's fire protection products are primarily sold to domestic distributors and original equipment manufacturers of fire and security systems. The Company does not require collateral or other security for trade accounts receivable.

Significant accounting policies of the Company not described elsewhere are as follows:

**Consolidation.** The consolidated financial statements include the accounts of Gentex Corporation and all of its wholly-owned subsidiaries (together the "Company"). All significant intercompany accounts and transactions have been eliminated.

**Cash Equivalents.** Cash equivalents consist of funds invested in bank accounts that have daily liquidity.

**Investments.** At December 31, 2005, investment securities are available for sale and are stated at fair value based on quoted market prices. Adjustments to the fair value of investments are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive income (loss) in shareholders' investment.

The amortized cost, unrealized gains and losses, and market value of investment securities are shown as of December 31, 2005 and 2004:

| | | Unrealized | | |
|---|---|---|---|---|
| **2005** | Cost | Gains | Losses | Market Value |
| **U.S. Government** | **$ 23,024,332** | **$ -** | **$ (33,462)** | **$ 22,990,870** |
| **Certificates of Deposit** | **26,200,000** | **-** | **-** | **26,200,000** |
| **Corporate Bonds** | **17,288,250** | **-** | **(93,899)** | **17,194,351** |
| **Other Fixed Income** | **1,215,708** | **-** | **-** | **1,215,708** |
| **Equity** | **103,212,665** | **30,802,826** | **(1,759,526)** | **132,255,965** |
| | **$170,940,955** | **$30,802,826** | **$(1,886,887)** | **$199,856,894** |
| | | | | |
| 2004 | | | | |
| U.S. Government | $ 65,426,060 | $ - | $ (188,580) | $ 65,237,480 |
| Municipal Bonds | 4,039,922 | 65 | (1,663) | 4,038,324 |
| Certificates of Deposit | 32,034,061 | - | - | 32,034,061 |
| Corporate Bonds | 3,403,497 | 80,466 | - | 3,483,963 |
| Other Fixed Income | 1,054,716 | - | - | 1,054,716 |
| Equity | 91,621,653 | 24,934,095 | (888,721) | 115,667,027 |
| | $197,579,909 | $25,014,626 | $(1,078,964) | $221,515,571 |

Unrealized losses on investments as of December 31, 2005, are as follows:

| | Aggregate Unrealized Losses | Aggregate Fair Value |
|---|---|---|
| Less than one year | $1,271,885 | $50,872,689 |
| Greater than one year | 615,002 | 1,967,136 |

Management has reviewed the unrealized losses in the Company's fixed-income and equity securities as of December 31, 2005, and has determined that they are temporary in nature; accordingly, no losses have been recognized in income as of December 31, 2005.

Fixed income securities as of December 31, 2005, have contractual maturities as follows:

| | |
|---|---|
| Due within one year | $67,432,022 |
| Due between one and five years | 296,268 |
| Due over five years | - |
| | $67,728,290 |

**Fair Value of Financial Instruments.** The Company's financial instruments consist of cash and cash equivalents, investments, accounts receivable and accounts payable. The Company's estimate of the fair values of these financial instruments approximates their carrying amounts at December 31, 2005 and 2004.

**Inventories.** Inventories include material, direct labor and manufacturing overhead and are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consisted of the following as of December 31, 2005 and 2004:

| | **2005** | 2004 |
|---|---|---|
| Raw materials | **$24,628,200** | $18,102,873 |
| Work-in-process | **3,739,394** | 3,894,864 |
| Finished goods | **11,469,228** | 8,603,052 |
| | **$39,836,822** | $30,600,789 |

Allowances for slow-moving and obsolete inventories were not significant as of December 31, 2005 and 2004.

**Plant and Equipment.** Plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method, with estimated useful lives of 7 to 40 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

**Impairment or Disposal of Long-Lived Assets.** The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

**Patents.** The Company's policy is to capitalize costs incurred to obtain patents. The cost of patents is amortized over their useful lives. The cost of patents in process is not amortized until issuance. Accumulated amortization was approximately $3,218,000 and $3,069,000 at December 31, 2005 and 2004, respectively. At December 31, 2005, patents had a weighted average amortization life of 13 years. Patent amortization expense was approximately $233,000, $193,000 and $150,000, in 2005, 2004 and 2003, respectively. For each of the next five years, patent amortization expense will approximate $238,000 annually.

**Revenue Recognition.** The Company's revenue is generated from sales of its products. Sales are recognized when the product is shipped and legal title has passed to the customer. The Company does not generate sales from arrangements with multiple deliverables.

**Advertising and Promotional Materials.** All advertising and promotional costs are expensed as incurred and amounted to approximately $1,458,000, $1,314,000 and $886,000, in 2005, 2004 and 2003, respectively.

**Repairs and Maintenance.** Major renewals and improvements of property and equipment are capitalized, and repairs and maintenance are expensed as incurred. The Company incurred expenses relating to the repair and maintenance of plant and equipment of approximately $5,770,000, $5,171,000 and $4,169,000, in 2005, 2004 and 2003, respectively.

**Self-Insurance.** The Company is self-insured for a portion of its risk on workers' compensation and employee medical costs. The arrangements provide for stop loss insurance to manage the Company's risk. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported based upon historical claims lag information and other data.

**Product Warranty.** The Company periodically incurs product warranty costs. Any liabilities associated with product warranty are estimated based on known facts and circumstances and are not significant at December 31, 2005 and 2004. The Company does not offer extended warranties on its products.

**Earnings Per Share.** The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share (EPS) for each of the last three years:

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| Numerators: | | | |
| Numerator for both basic and diluted EPS, net income | **$109,527,511** | $112,656,518 | $106,761,195 |
| Denominators: | | | |
| Denominator for basic EPS, weighted-average common shares outstanding | **155,438,834** | 154,321,342 | 153,169,752 |
| Potentially dilutive shares resulting from stock option plans | **1,591,790** | 2,399,890 | 2,199,228 |
| Denominator for diluted EPS | **157,030,624** | 156,721,232 | 155,368,980 |

For the years ended December 31, 2005, 2004 and 2003, 3,517,373, 1,512,782 and 537,988 shares, respectively, related to stock option plans were not included in diluted average common shares outstanding because their effect would be antidilutive.

**Other Comprehensive Income (Loss).** Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for unrealized gains and losses on certain investments and foreign currency translation adjustments.

**Foreign Currency Translation.** The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment. Gains and losses arising from re-measuring foreign currency transactions into the appropriate currency are included in the determination of net income.

**Stock-Based Compensation Plans.** At December 31, 2005, the Company had two stock option plans and an employee stock purchase plan, which are described more fully in Note 6. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. No stock-based employee compensation cost is reflected in net income for these plans, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based employee compensation.

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| Net income, as reported | **$109,527,511** | $112,656,518 | $106,761,195 |
| Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax effects | **(19,982,017)** | ( 14,541,115) | ( 10,505,316) |
| Pro forma net income | **$ 89,545,494** | $ 98,115,403 | $ 96,255,879 |
| Earnings per share: | | | |
| Basic – as reported | **$ 0.70** | $ 0.73 | $ 0.70 |
| Basic – pro forma | **0.58** | 0.64 | 0.63 |
| Diluted – as reported | **$ 0.70** | $ 0.72 | $ 0.69 |
| Diluted – pro forma | **0.57** | 0.63 | 0.62 |

On March 30, 2005, in response to the required implementation of SFAS No. 123(R), effective January 1, 2006, the Company accelerated the vesting of current "under water" stock options. As a result of the vesting acceleration, approximately 2.3 million shares became immediately exercisable and an additional approximate $13.6 million of proforma stock-based employee compensation expense was recognized in the first quarter that otherwise would have been recognized as follows: $6.1 million in 2005; $4.5 million in 2006; $2.2 million in 2007 and $0.8 million in 2008-2009. The objective of this Company action was primarily to avoid recognizing compensation expense associated with these options in future financial statements, upon the Company's adoption of SFAS No. 123(R), effective January 1, 2006. In addition, the Company also received shareholder approval of an amendment to its Employee Stock Option Plan to allow the grant of non-qualified stock options.

The fair value of each option grant in the Employee Stock Option Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively: risk-free interest rates of 4.1, 3.4 and 2.9 percent; expected dividend yields of 2.0,1.8 and 1.6 percent; expected lives of 4, 4 and 4 years; expected volatility of 36, 49 and 52 percent.

The fair value of each option grant in the Nonemployee Director Stock Option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively: risk-free interest rates of 4.1, 4.9 and 4.0 percent; expected dividend yields of 1.9, 1.7 and 1.5 percent; expected lives of 9, 9 and 9 years; expected volatility of 42, 49 and 52 percent.

**Estimates.** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**New Accounting Standards.** On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS Statement No. 123(R), *"Share-Based Payment,"* which required all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values, and was effective for public companies for interim or annual periods beginning after June 15, 2005. On April 14, 2005, the U.S. Securities and Exchange Commission announced that companies will be allowed to implement SFAS No. 123(R) at the beginning of their next fiscal year after June 15, 2005. The Company adopted a fair-value based method of accounting for stock-based employee compensation effective January 1, 2006. Proforma quarterly earnings and certain Company actions taken in response to SFAS No. 123(R) are disclosed in Note 1.

The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the pro forma impact of Statement 123 as previously disclosed with the exception of the accelerated vesting of certain stock options. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

## (2) LINE OF CREDIT

The Company has available an unsecured $5,000,000 line of credit from a bank at an interest rate equal to the lower of the bank's prime rate or 1.5% above the LIBOR rate. No borrowings were outstanding under this line in 2005 or 2004. No compensating balances are required under this line.

## (3) INCOME TAXES

The provision for income taxes is based on the earnings reported in the accompanying consolidated financial statements. The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the cumulative temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. Deferred income tax expense is measured by the net change in deferred income tax assets and liabilities during the year.

The components of the provision for income taxes are as follows:

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| Currently payable: | | | |
| Federal | **$52,375,000** | $50,497,000 | $48,976,000 |
| State | **(246,000)** | 167,000 | 501,000 |
| Foreign | **411,000** | 8,000 | (26,000) |
| Total | **52,540,000** | 50,672,000 | 49,451,000 |
| Net deferred: | | | |
| Primarily federal | **(2,173,000)** | 2,404,000 | 1,952,000 |
| Provision for income taxes | **$50,367,000** | $53,076,000 | $51,403,000 |

The currently payable provision is further reduced by the tax benefits associated with the exercise, vesting or disposition of stock under the stock plans described in Note 6. These reductions totaled approximately $3,180,000, $3,512,000 and $5,511,000, in 2005, 2004 and 2003, respectively, and were recognized as an adjustment of additional paid-in capital.

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| Statutory federal income tax rate | **35.0%** | 35.0% | 35.0% |
| State income taxes, net of federal income tax benefit | **(0.1)** | 0.1 | 0.3 |
| Foreign source exempted income | **(2.4)** | ( 2.8) | ( 2.5) |
| Domestic production exclusion | **(0.9)** | - | - |
| Tax-exempt investment income | **(0.6)** | (0.2) | (0.2) |
| Other | **0.5** | (0.1) | (0.1) |
| Effective income tax rate | **31.5%** | 32.0% | 32.5% |

(3) **INCOME TAXES** (continued)

The tax effect of temporary differences which give rise to deferred income tax assets and liabilities at December 31, 2005 and 2004, are as follows:

| | **2005** | | 2004 | |
|---|---|---|---|---|
| | **Current** | **Non-Current** | Current | Non-Current |
| Assets: | | | | |
| Accruals not currently deductible | **$2,755,501** | **$ 164,603** | $2,669,471 | $ 182,403 |
| Deferred compensation | **-** | **1,294,506** | - | 1,268,652 |
| Other | **2,056,759** | **5,010** | 1,414,883 | 5,209 |
| Total deferred income tax assets | **4,812,260** | **1,464,119** | 4,084,354 | 1,456,264 |
| Liabilities: | | | | |
| Excess tax over book depreciation | **-** | **(13,286,196)** | - | (14,947,063) |
| Patent costs | **-** | **(1,019,513)** | - | (854,916) |
| Unrealized gain on investments | **-** | **(10,120,578)** | - | (8,377,483) |
| Other | **(713,923)** | **-** | (654,481) | - |
| Net deferred incomes taxes | **$4,098,337** | **$(22,962,168)** | $3,429,873 | $(22,723,198) |

Income taxes paid in cash were approximately $47,582,000, $48,556,000 and $46,243,000, in 2005, 2004 and 2003, respectively.

(4) **EMPLOYEE BENEFIT PLAN**

The Company has a 401(k) retirement savings plan in which substantially all of its employees may participate. The plan includes a provision for the Company to match a percentage of the employee's contributions at a rate determined by the Company's Board of Directors. In 2005, 2004 and 2003, the Company's contributions were approximately $1,601,000, $1,306,000 and $1,110,000, respectively.

The Company does not provide health care benefits to retired employees.

(5) **SHAREHOLDER PROTECTION RIGHTS PLAN**

The Company has a Shareholder Protection Rights Plan (the Plan). The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase Right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $55, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile takeover circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.0025 per Right and, unless earlier redeemed, will expire on March 29, 2011. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees, automatically become void.

### (6) STOCK-BASED COMPENSATION PLANS

In 2003, a new Employee Stock Purchase Plan covering 1,200,000 shares was approved, replacing a prior plan. The Company has sold to employees 135,409 shares, 111,808 shares and 95,810 shares under the plans in 2005, 2004 and 2003, respectively, and has sold a total of 310,251 shares under the new plan through December 31, 2005. The Company sells shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 2005, 2004 and 2003, was approximately $14.97, $16.28 and $13.96, respectively.

In 2004, a new Employee Stock Option Plan was approved, replacing the prior plan. The Company may grant options for up to 18,000,000 shares under its new Employee Stock Option Plan. The Company has granted options on 4,250,733 shares (net of shares from canceled options) under the new plan through December 31, 2005. Under the plans, the option exercise price equals the stock's market price on date of grant. The options vest after one to five years, and expire after three to seven years.

A summary of the status of the Company's employee stock option plan at December 31, 2005, 2004 and 2003, and changes during the years then ended is presented in the table and narrative below:

| | **2005** | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | **Shares (000)** | **Wtd. Avg. Ex. Price** | Shares (000) | Wtd. Avg. Ex. Price | Shares (000) | Wtd. Avg. Ex. Price |
| Outstanding at Beginning of Year | **10,586** | **$16** | 9,102 | $14 | 8,540 | $12 |
| Granted | **1,931** | **17** | 2,864 | 19 | 2,598 | 17 |
| Exercised | **(1,580)** | **12** | (1,258) | 12 | (1,964) | 10 |
| Forfeited | **(427)** | **18** | (122) | 16 | (72) | 14 |
| Outstanding at End of Year | **10,510** | **17** | 10,586 | 16 | 9,102 | 14 |
| Exercisable at End of Year | **7,440** | **$17** | 3,988 | $14 | 3,190 | $13 |
| Weighted Average Fair Value of Options Granted | | **$ 4** | | $ 7 | | $ 7 |

Options Outstanding and Exercisable by Price Range as of December 31, 2005:

| Options Outstanding | | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares Outstanding (000) | Remaining Contractual Life | Wtd. Avg. Ex. Price | Shares Exercisable (000) | Wtd. Avg. Ex. Price |
| $ 1 - $14 | 2,410 | 2 | $13 | 1,905 | $13 |
| $15 - $17 | 3,014 | 3 | 15 | 1,613 | 15 |
| $18 - $19 | 2,786 | 4 | 18 | 1,991 | 18 |
| $20 - $22 | 2,300 | 4 | 21 | 1,931 | 21 |
| Total | 10,510 | 3 | $17 | 7,440 | $17 |

The Company has a Nonemployee Director Stock Option Plan covering 1,000,000 shares that was approved, replacing a prior plan. The Company has granted options on 309,240 shares (net of shares from canceled options) under the current plan through December 31, 2005. Under the plan, the option exercise price equals the stock's market price on date of grant. The options vest after six months, and expire after ten years.

## (6) STOCK-BASED COMPENSATION PLANS (continued)

A summary of the status of the plan at December 31, 2005, 2004 and 2003, and changes during the years then ended is presented in the table and narrative below:

| | **2005** | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | **Shares (000)** | **Wtd. Avg. Ex. Price** | Shares (000) | Wtd. Avg. Ex. Price | Shares (000) | Wtd. Avg. Ex. Price |
| Outstanding at Beginning of Year | **510** | **$13** | 626 | $ 9 | 848 | $ 7 |
| Granted | **48** | **18** | 96 | 18 | 106 | 16 |
| Exercised | **(101)** | **10** | (212) | 5 | (328) | 5 |
| Expired | **(12)** | **18** | - | - | - | - |
| Outstanding at End of Year | **445** | **14** | 510 | 13 | 626 | 9 |
| Exercisable at End of Year | **445** | **$14** | 510 | $13 | 620 | $ 9 |
| Weighted Average Fair Value of Options Granted | | **$ 8** | | $ 9 | | $10 |

Options Outstanding and Exercisable by Price Range as of December 31, 2005:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares Outstanding (000) | Remaining Contractual Life | Wtd. Avg. Ex. Price | Shares Exercisable (000) | Wtd. Avg. Ex. Price |
| $ 1 - $15 | 170 | 2 | $ 8 | 170 | $ 8 |
| $16 - $22 | 275 | 8 | 17 | 275 | 17 |
| Total | 445 | 6 | $14 | 445 | $14 |

The Company has a Restricted Stock Plan covering 1,000,000 shares of common stock that was approved, the purpose of which is to permit grants of shares, subject to restrictions, to key employees of the Company as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but may not exceed ten years. During 2005, 2004 and 2003, 80,700, 122,520 and 156,200, shares, respectively, were granted with a restriction period of five years at market prices ranging from $15.93 to $19.50 in 2005, $17.37 to $21.10 in 2004 and $12.82 to $21.50 in 2003. The related expense is reflected as a deferred compensation component of shareholders' investment in the accompanying consolidated financial statements and is being amortized over the applicable restriction periods.

## (7) STOCK SPLIT

On April 1, 2005, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% common stock dividend to shareholders of record on May 6, 2005. The stock split increased the number of shares of common stock then outstanding from 78,020,342 to 156,040,684.

Earnings per share and all share data have been restated in all prior periods to reflect these stock splits.

## 8) CONTINGENCIES

From time to time, the Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or future results of operations of the Company.

## (9) SEGMENT REPORTING

SFAS No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* requires that a public enterprise report financial and descriptive information about its reportable operating segments subject to certain aggregation criteria and quantitative thresholds. Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

| | **2005** | 2004 | 2003 |
|---|---|---|---|
| **Revenue:** | | | |
| Automotive Products | | | |
| United States | **$236,708,606** | $230,075,562 | $238,608,596 |
| Germany | **99,339,847** | 86,432,114 | 69,787,290 |
| Japan | **52,215,691** | 54,336,447 | 53,004,947 |
| Other | **124,532,388** | 112,306,599 | 84,913,322 |
| Fire Protection Products | **23,687,442** | 22,515,613 | 22,705,210 |
| Total | **$536,483,974** | $505,666,335 | $469,019,365 |
| **Income from Operations:** | | | |
| Automotive Products | **$131,165,600** | $145,622,021 | $142,001,646 |
| Fire Protection Products | **5,128,937** | 4,444,192 | 4,573,630 |
| Total | **$136,294,537** | $150,066,213 | $146,575,276 |
| **Assets:** | | | |
| Automotive Products | **$248,568,391** | $202,052,906 | $184,208,278 |
| Fire Protection Products | **4,334,747** | 4,252,818 | 4,768,620 |
| Other | **669,742,664** | 650,553,704 | 573,552,868 |
| Total | **$922,645,802** | $856,859,428 | $762,529,766 |
| **Depreciation & Amortization:** | | | |
| Automotive Products | **$21,407,276** | $19,323,047 | $18,275,655 |
| Fire Protection Products | **207,336** | 228,844 | 255,301 |
| Other | **2,208,715** | 2,188,941 | 1,895,251 |
| Total | **$23,823,327** | $21,740,832 | $20,426,207 |
| **Capital Expenditures:** | | | |
| Automotive Products | **$52,966,667** | $29,233,220 | $22,126,904 |
| Fire Protection Products | **131,821** | 251,492 | 98,705 |
| Other | **434,747** | 1,050,462 | 22,400 |
| Total | **$53,533,235** | $30,535,174 | $22,248,009 |

Other assets are principally cash, investments, deferred income taxes and corporate fixed assets. Substantially all long-lived assets are located in the U.S.

Automotive Products revenues in the "Other" category are sales to U.S. automotive manufacturing plants in Canada and Mexico, as well as other foreign automotive customers. Nearly all non-U.S. sales are invoiced and paid in U.S. dollars. During 2005, approximately 9% of the Company's net sales were invoiced and paid in European euros.

During the years presented, the Company had four automotive customers, which individually accounted for 10% or more of net sales as follows:

| | Customer | | | |
|---|---|---|---|---|
| | #1 | #2 | #3 | #4 |
| **2005** | **24%** | **14%** | **12%** | **11%** |
| 2004 | 31% | 13% | 13% | * |
| 2003 | 38% | 12% | 13% | * |

* less than 10%

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gentex Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
February 8, 2006

# Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its attestation report on management's assessment, which is included on page 43 of this report.

# Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Gentex Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Gentex Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gentex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Gentex Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gentex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Gentex Corporation and subsidiaries and our report dated February 8, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
February 8, 2006

# Information Regarding Common Stock

The Company's common stock trades on The Nasdaq Stock Market®. As of February 1, 2006, there were 2,522 recordholders of the Company's common stock. Ranges of high and low sale prices (adjusted for the two-for-one stock split in May 2005) of the Company's common stock reported through The Nasdaq Stock Market for the past two fiscal years appear in the following table.

| Year | Quarter | High | Low |
|---|---|---|---|
| 2004 | First | $ 23.54 | $19.68 |
| | Second | 23.46 | 17.17 |
| | Third | 19.90 | 16.00 |
| | Fourth | 18.93 | 15.10 |
| **2005** | **First** | **$18.25** | **$15.73** |
| | **Second** | **19.45** | **15.53** |
| | **Third** | **20.32** | **16.23** |
| | **Fourth** | **19.99** | **15.38** |

In August 2003, the Company announced a change in the Company's cash dividend policy and declared an initial quarterly cash dividend of $0.075 per share payable in October 2003. In August 2004, the Company's Board of Directors approved an increase on the quarterly dividend rate of $0.085. In August 2005, the Company's Board of Directors approved a continuing resolution to pay a quarterly dividend of $0.09 per share until the Board takes other action with respect to the payment of dividends. Based on current U.S. income tax laws, the Company intends to continue to pay a quarterly cash dividend at its current level and will consider future dividend increases based on the Company's profitability, cash flow and other business factors.

# Quarterly Results of Operations

(in thousands, except per-share data)

| | First | | Second | | Third | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 | **2005** | 2004 |
| Net Sales | **$127,642** | $129,328 | **$132,384** | $129,646 | **$138,115** | $120,457 | **$138,343** | $126,236 |
| Gross Profit | **48,053** | 54,884 | **49,566** | 54,455 | **51,196** | 47,702 | **49,826** | 50,704 |
| Operating Income | **33,236** | 40,696 | **33,756** | 40,029 | **35,293** | 33,393 | **34,009** | 35,948 |
| Net Income | **25,933** | 29,815 | **26,041** | 28,985 | **27,936** | 25,225 | **29,618** | 28,631 |
| Earnings Per Share* | **$ .17** | $ .19 | **$ .17** | $ .18 | **$ .18** | $ .16 | **$ .19** | $ .18 |

*Diluted; adjusted for 2-for-1 stock split in May 2005.

# Stock Performance Summary

The following graph depicts the cumulative total return on the Company's common stock compared to the cumulative total return on The NASDAQ Stock Market® index (all U.S. companies) and the Dow Jones Index for Automobile Parts and Equipment Companies (excluding tire and rubber makers). The graph assumes an investment of $100 on the last trading day of 2000, and reinvestment of dividends in all cases.



The NASDAQ Stock Market (U.S. Companies)
Dow Jones Auto Parts & Equipment Companies (Excluding Tire and Rubber Makers)
Gentex Corporation
$250
200
150
100
50
0
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05

# 15-Year Summary of Financial Data

| Summary of Operations For The Year | **2005** | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| Net sales | **$536,484** | $505,666 | $469,019 | $395,258 | $310,305 | $297,421 |
| Cost of goods sold | **337,844** | 297,920 | 272,518 | 235,611 | 188,302 | 172,468 |
| Gross profit | **198,640** | 207,746 | 196,501 | 159,647 | 122,003 | 124,953 |
| Gross profit margin | **37.0%** | 41.1% | 41.9% | 40.4% | 39.3% | 42.0% |
| Research and development expenses | **35,059** | 30,834 | 26,614 | 22,973 | 20,685 | 16,901 |
| Selling, general & administrative expenses | **27,286** | 26,846 | 23,312 | 21,474 | 19,259 | 17,641 |
| Operating income | **136,295** | 150,066 | 146,575 | 115,200 | 82,059 | 90,411 |
| Percent of net sales | **25.4%** | 29.7% | 31.3% | 29.1% | 26.4% | 30.4% |
| Interest expense | **-** | - | - | - | - | - |
| Interest and other income | **23,600** | 15,666 | 11,589 | 11,873 | 14,558 | 14,112 |
| Income before taxes | **159,895** | 165,733 | 158,164 | 127,073 | 96,618 | 104,523 |
| Percent of net sales | **29.8%** | 32.8% | 33.7% | 32.1% | 31.1% | 35.1% |
| Income taxes | **50,367** | 53,076 | 51,403 | 41,302 | 31,401 | 33,979 |
| Tax rate | **31.5%** | 32.0% | 32.5% | 32.5% | 32.5% | 32.5% |
| Net income | **109,528** | 112,657 | 106,761 | 85,771 | 65,217 | 70,544 |
| Percent of net sales | **20.4%** | 22.3% | 22.8% | 21.7% | 21.0% | 23.7% |
| Return on average equity | **13.5%** | 15.3% | 16.8% | 16.3% | 14.8% | 19.6% |
| Earnings per share – diluted | **$0.70** | $ 0.72 | $ 0.69 | $ 0.56 | $ 0.43 | $ 0.47 |
| Price/earnings ratio range | **29-22** | 33-21 | 33-17 | 30-21 | 40-21 | 43-17 |
| Wtd. avg. common shares outstanding–diluted | **157,031** | 156,721 | 155,369 | 153,205 | 151,744 | 151,036 |
| Capital expenditures | **$ 53,533** | $ 30,535 | $ 22,248 | $ 32,561 | $ 45,298 | $ 21,617 |

| Financial Position At Year-End | | | | | | |
|---|---|---|---|---|---|---|
| Cash and short-term investments | **$507,014** | $494,880 | $393,607 | $215,651 | $205,644 | $138,443 |
| Long-term investments | **132,525** | 122,174 | 145,616 | 203,359 | 132,771 | 153,016 |
| Total current assets | **618,988** | 592,609 | 485,349 | 276,798 | 259,858 | 190,556 |
| Total current liabilities | **58,088** | 50,856 | 50,480 | 29,060 | 20,985 | 19,691 |
| Working capital | **560,900** | 541,753 | 434,869 | 247,738 | 238,873 | 170,865 |
| Plant and equipment – net | **164,030** | 135,649 | 126,807 | 124,983 | 110,862 | 81,920 |
| Total assets | **922,646** | 856,859 | 762,530 | 609,173 | 506,823 | 428,129 |
| Long-term debt, including current maturities | **-** | - | - | - | - | - |
| Shareholders' investment | **$841,595** | $783,280 | $693,643 | $573,640 | $479,001 | $402,104 |
| Debt/equity ratio (including current maturities) | **-** | - | - | - | - | - |
| Common shares outstanding | **156,044** | 155,734 | 154,082 | 152,443 | 150,344 | 148,582 |
| Book value per share | **$ 5.39** | $ 5.03 | $ 4.50 | $ 3.76 | $ 3.19 | $ 2.71 |
| Cash dividends declared per share | **$ 0.35** | $ 0.32 | $ 0.15 | - | - | - |

In thousands, except ratios, share and per share data and percentages. All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996 and June 1998.

**Total Assets** (in millions)



$1000
750
500
250
0
2001
2002
2003
2004
2005


**Book Value Per Share**



$6
4
2
0
2001
2002
2003
2004
2005


**Shareholders' Investment** (in millions)



$1000
750
500
250
0
2001
2002
2003
2004
2005


| 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|---|---|---|
| $262,155 | $222,292 | $186,328 | $148,708 | $111,566 | $ 89,762 | $ 63,664 | $ 45,106 | $ 26,893 |
| 148,820 | 131,901 | 118,941 | 93,583 | 67,767 | 51,319 | 38,452 | 28,949 | 18,080 |
| 113,335 | 90,391 | 67,387 | 55,125 | 43,799 | 38,443 | 25,212 | 16,157 | 8,813 |
| 43.2% | 40.7% | 36.2% | 37.1% | 39.3% | 42.8% | 39.6% | 35.8% | 32.8% |
| 13,755 | 10,984 | 9,079 | 7,538 | 5,958 | 4,904 | 4,176 | 3,840 | 2,308 |
| 14,058 | 12,065 | 10,825 | 15,748[1] | 12,879 | 10,567 | 7,182 | 5,458 | 4,628 |
| 85,522 | 67,343 | 47,482 | 31,840 | 24,962 | 22,972 | 13,854 | 6,860 | 1,876 |
| 32.6% | 30.3% | 25.5% | 21.4% | 22.4% | 25.6% | 21.8% | 15.2% | 7.0% |
| - | - | - | - | - | - | 8 | 173 | 511 |
| 10,693 | 7,320 | 4,707 | 3,642 | 2,969 | 1,698 | 900 | 874 | 1,295 |
| 96,216 | 74,663 | 52,189 | 35,482 | 27,931 | 24,670 | 14,746 | 7,561 | 2,660 |
| 36.7% | 33.6% | 28.0% | 23.9% | 25.0% | 27.5% | 23.2% | 16.8% | 9.9% |
| 31,352 | 24,356 | 16,959 | 11,519 | 9,036 | 8,204 | 4,901 | 2,495 | 794 |
| 32.6% | 32.6% | 32.5% | 32.5% | 32.4% | 33.3% | 33.2% | 33.0% | 29.8% |
| 64,864 | 50,307 | 35,230 | 23,963[3] | 18,895 | 16,466 | 9,845 | 5,066 | 1,654[2] |
| 24.7% | 22.6% | 18.9% | 16.1% | 16.9% | 18.3% | 15.5% | 11.2% | 6.1% |
| 23.4% | 24.5% | 23.4% | 21.5%[3] | 22.7% | 27.2% | 23.2% | 15.9% | 6.1% |
| $ 0.43 | $ 0.34 | $ 0.24 | $ 0.17[3] | $ 0.14 | $ 0.12 | $ 0.07 | $ 0.04 | $ 0.01 |
| 41-19 | 32-16 | 28-17 | 40-16 | 25-14 | 36-19 | 60-17 | 41-21 | 64-23 |
| 149,993 | 147,233 | 143,923 | 142,049 | 137,022 | 135,951 | 133,949 | 128,764 | 124,266 |
| $ 21,968 | $ 24,596 | $ 16,383 | $ 16,424 | $ 4,862 | $ 6,160 | $ 3,393 | $ 4,192 | $ 2,218 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| $ 94,734 | $ 74,063 | $ 41,131 | $ 48,534 | $ 34,277 | $ 19,331 | $ 13,307 | $ 7,751 | $ 14,294 |
| 125,817 | 78,744 | 70,291 | 33,945 | 32,146 | 26,282 | 13,612 | 6,981 | 4,330 |
| 138,216 | 115,357 | 75,919 | 72,696 | 68,611 | 36,685 | 27,067 | 17,812 | 20,763 |
| 16,470 | 14,847 | 14,591 | 11,361 | 14,050 | 8,986 | 5,530 | 4,044 | 8,636 |
| 121,746 | 100,510 | 61,328 | 61,335 | 42,011 | 27,699 | 21,537 | 13,768 | 12,127 |
| 71,338 | 59,360 | 42,239 | 31,575 | 18,942 | 17,173 | 13,699 | 12,504 | 10,125 |
| 337,673 | 254,890 | 189,783 | 140,378 | 109,244 | 80,739 | 55,191 | 40,256 | 37,231 |
| - | - | - | - | - | - | - | - | 6,095 |
| $317,051 | $237,008 | $173,205 | $127,804 | $ 94,672 | $ 71,375 | $ 49,547 | $35,450 | $ 28,195 |
| - | - | - | - | - | - | - | - | 22 |
| 146,825 | 144,518 | 141,597 | 138,997 | 135,167 | 132,076 | 129,694 | 127,019 | 124,258 |
| $ 2.16 | $ 1.64 | $ 1.22 | $ .92 | $ .70 | $ .54 | $ 0.38 | $ 0.28 | $ 0.23 |
| - | - | - | - | - | - | - | - | - |

[1] Includes litigation settlements of $4,000,000 in 1996.

[2] Includes a non-recurring, extraordinary, after-tax charge of $221,000, or one cent per share, due to the costs associated with the mandatory redemption of $6 million in Industrial Development Revenue Bonds.

[3] Excluding the patent litigation settlement, net income would have been $26,643,000; earnings per share would have been $0.38; and ROE would have been 24.0%.

# Corporate Data

### Corporate Headquarters

Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

### Analyst/Investor Contact

Connie Hamblin,
Corporate Secretary and Vice President, Investor Relations and Corporate Communications
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

### Legal Counsel

Varnum Riddering, Schmidt and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49503

### Independent Registered Public Accounting Firm

Ernst & Young LLP
Suite 1000
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

### Form 10-K

The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's web site at http://www.gentex.com.

### Gentex Common Stock

The Company's common stock trades on The NASDAQ Stock Market® under the symbol GNTX. The common stock has traded over the counter since December 1981. As of February 1, 2006, the Company's 155,264,754 shares of common stock were owned by 2,522 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company at the address below.

### Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

### Annual Meeting

The Annual Meeting of Shareholders of Gentex Corporation will be held at 4:30 p.m. EST, Thursday, May 11, 2006, at The Pinnacle Center, Hudsonville, Michigan.

### Vote Your Shares Online

Refer to the inside front cover of this report for instructions on how to vote your shares on the Internet next year.

### Gentex Market Participants

*As of February 1, 2006*

- A. G. Edwards & Sons, Inc.
- Banc of America Securities
- Bear, Stearns and Co Inc
- BNY Brokerage Inc.
- B-Trade Services LLC
- Cantor, Fitzgerald & Co.
- Citadel Derivatives Group LLC
- Citadel Trading Group LLC
- Citigroup Global Markets Inc.
- Credit Suisse Securities USA
- Cyberbroker, Inc.
- Deutsche Banc Alex Brown
- Direct Edge ECN LLC
- E*Trade Capital Markets LLC
- Edgetrade Inc.
- Friedman Billings Ramsey & Co.
- Goldman, Sachs & Co.
- Hill, Thompson, Magid and Co.
- Hudson Securities, Inc.
- Inet ATS, Inc.
- Investment Technology Group
- J.J.B. Hilliard, W.L. Lyons
- Jane Street Markets, LLC
- Jefferies & Company, Inc.
- Knight Equity Markets, L.P.
- Lehman Brothers Inc
- Lime Brokerage LLC
- Maxim Group LLC
- McDonald Investments Inc.
- Merrill Lynch, Pierce, Fenner
- Morgan Stanley & Co., Inc.
- NASDAQ/Brut Market Center
- National Financial Services
- Neuberger & Berman
- Penson Financial Services Inc
- Prudential Equity Group, Inc.
- Robert W. Baird & Co Inc
- Schonfeld Securities Inc.
- SG Americas Securities LLC
- SG Cowen Securities
- Thomas Weisel Partners
- Timber Hill Inc.
- Track ECN
- UBS Securities, LLC
- Wachovia Capital Markets

# Directors and Officers

## DIRECTORS

Fred Bauer, 63
Chairman of the Board
and Chief Executive Officer,
Gentex Corporation,
Zeeland, Michigan

Gary Goode, 61
Chairman, Titan Distribution LLC
(consulting and distribution services
for structural adhesives),
Granger, Indiana

Kenneth La Grand, 65
Retired Executive Vice President,
Gentex Corporation,
Zeeland, Michigan

Arlyn Lanting, 66
Vice President, Finance,
Aspen Enterprises, Ltd.
(investments),
Grand Rapids, Michigan

John Mulder, 69
Retired Vice President,
Customer Relations,
Gentex Corporation,
Livonia, Michigan

Rande Somma, 54
Former President of
Automotive Operations Worldwide,
Johnson Controls,
Plymouth, Michigan

Frederick Sotok, 71
Retired Executive Vice President
and Chief Operating Officer,
Prince Corporation (manufacturer
of automotive interior parts that was
acquired by Johnson Controls, Inc. in 1996),
Holland, Michigan

Wallace Tsuha, 62
Chairman of the Board
and Chief Executive Officer,
Saturn Electronics and Engineering, Inc.
(global supplier of automotive electronics),
Auburn Hills, Michigan

Leo Weber, 76
Retired President,
Robert Bosch Corporation
(manufacturer of sophisticated
automotive components),
Farmington Hills, Michigan

## OFFICERS (pictured left to right)

Fred Bauer, 63
Chairman of the Board and
Chief Executive Officer

Garth Deur, 49
Executive Vice President

Jim Hollars, 61
Senior Vice President,
International

Dennis Alexejun, 54
Vice President, North American
Automotive Marketing

John Arnold, 53
Vice President, Operations

John Carter, 58
Vice President,
Mechanical Engineering

Scott Edwards, 52
Vice President,
Fire Protection Products

Tom Guarr, 48
Vice President,
Chemical Research

Connie Hamblin, 44
Corporate Secretary and
Vice President, Investor Relations
and Corporate Communications

Enoch Jen, 54
Vice President, Finance and
Chief Financial Officer

Bob Knapp, 58
Vice President,
Electrical Engineering

Bruce Los, 50
Vice President,
Human Resources

Tom Ludema, 56
Vice President,
Quality Assurance

Bill Ryckbost, 52
Vice President,
Purchasing and Logistics

Bill Tonar, 54
Vice President,
Advanced Materials and
Process Development

Robert Vance, 35
Vice President,
Asian Business Development

Steve Dykman, 40
Treasurer and Director,
Accounting and Finance



GENTEX CORPORATION

A Smarter Vision®

600 N. Centennial St. Zeeland, MI 49464 Phone: 616-772-1800 Fax: 616-772-7348 Web: www.gentex.com 